Exhibit T3B.177

ASSIGNMENT OF MEMBERSHIP INTERESTS

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, CBL/J II, LLC, a Delaware limited liability company (“Assignor”), as a distribution to its sole member, does hereby, this 18th day of March, 2020, assign, transfer and convey to CBL & Associates Limited Partnership, a Delaware limited partnership (“Assignee”), the membership interests (the “Interests”) described on Schedule A attached hereto and made a part hereof, standing in the name of the Assignor on the books of CBL/Regency I, LLC, a Delaware limited liability company (the “Company”), together with any and all right, title and interest in any property, both real and personal, to which the Interests relate and any other rights, privileges and benefits appertaining thereto. In addition thereto, Assignor hereby assigns to Assignee the role and responsibility of serving as the Chief Manager of the Company pursuant to the terms of the LLC Agreement (as defined below).

This Assignment is made subject to all of the terms and conditions of the Limited Liability Agreement of CBL/Regency I, LLC, dated December 5, 2000, and any amendments thereto (the “LLC Agreement”), and Assignee, by execution of this Assignment, agrees to abide by and be bound by all of the terms and conditions of the LLC Agreement, as now in effect or hereafter amended, in the place and stead of Assignor.

Assignor represents and warrants to Assignee and to the other Members of the Company as follows:

(i) Organization; Power; Authorization. Assignor is duly organized, validly existing and in good standing under the laws of the State of its organization. The execution and delivery of this Assignment by Assignor, and the performance by Assignor of its obligations under this Assignment (a) are within the power of Assignor; and (b) have been duly authorized by all corporate action, partnership action and/or company action on the part of all of the constituent partners, officers and/or directors and/or members and/or stockholders of Assignor.

(ii) Title To Interests. Assignor has good, marketable and unencumbered title to the Interests. The Interests have not otherwise been conveyed, sold, transferred, encumbered, pledged, hypothecated or assigned.

(iii) Enforceability. The persons executing this Assignment on behalf of the Assignor are authorized to do so and this Assignment, when executed and delivered by Assignor, will constitute a legal, valid and binding obligation of Assignor, enforceable against Assignor in accordance with its terms.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Assignor has executed this Assignment as of the date first above written.

ASSIGNOR:

CBL/J II, LLC, a Delaware limited liability company

By:	CBL & Associates Limited Partnership, its
sole member

By:	CBL Holdings, I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title:	Chief Legal Officer

ACCEPTANCE

The Assignee hereby accepts the foregoing assignment of the Interests, and the obligation to serve as the Chief Manager of the Company under the terms of the LLC Agreement, and agrees to be bound by and subject at all times to all of the terms and conditions of the LLC Agreement as now in effect or hereafter amended, which LLC Agreement is incorporated herein by reference.

DATED as of the date first above written.

ASSIGNEE:

CBL & ASSOCIATES LIMITED
PARTNERSHIP

By: CBL Holdings, I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name:	Jeffery V. Curry
Title:	Chief Legal Officer

SCHEDULE A

A 100% membership interest in CBL/Regency I, LLC, a Delaware limited liability company.